UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 24, 2013, Cimatron Limited, or Cimatron, announced that its management services agreement with its former controlling shareholder DSBI Investments Ltd., or DBSI, is expected to terminate in September 2013. At that point, DBSI will cease to provide management services to Cimatron, which are currently conducted by DBSI’s three representatives on the Cimatron board of directors, and will cease to receive annual management fees from Cimatron.  The press release describing that announcement is attached hereto as Exhibit 99.1.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Report”), including the exhibit hereto, are hereby incorporated by reference in Cimatron’s registration statement on Form F-3, filed with the Securities and Exchange Commission, or the SEC, on September 8, 2009, SEC File Number 333-161781.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Name: Ilan Erez
Title: Chief Financial Officer

Dated: June 24, 2013

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release, dated June 24, 2013, issued by Cimatron Limited